ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

September 10, 2021
VIA EDGAR SUBMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 142 to the Trust’s Registration Statement on Form N-1A
ETFMG Breakwave Sea Decarbonization Tech ETF

Dear Mr. Sutcliffe:
This correspondence is in response to comments you provided on August 24, 2021 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Funds and the Trust’s Post-Effective Amendment No. 142 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on July 9, 2021.
For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.
Comment 1.    Please provide a completed fee table and expense example for the Fund prior to effectiveness.
Response:    Please see Appendix A.
Comment 2.     Please confirm whether the Fund will be subject to a fee waiver or reimbursement arrangement, and if so, add applicable disclosure.
Response:    The Trust confirms that the Fund will not be subject to a fee waiver or reimbursement arrangement.
Comment 3.     Does the Fund estimate that the acquired fund fees and expenses (“AFFE”) will exceed 0.01%? If yes, please disclose the information required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.
Response:    The Trust confirms that the Fund does not expect to incur Acquired Fund Fees and Expenses.
Comment 4.    Please provide a copy of the Fund’s index methodology before the correspondence is filed.
Response:     A copy of the index methodology was provided to the Staff electronically on September 3, 2021.
Comment 5.     With regard to “Breakwave” inclusion in the Fund’s name, please clarify Breakwave’s role with respect to the Marine Money Decarbonization Index (the “Index”) and the Fund. If Breakwave developed the Index, please disclose.
Response:     The registration statement has been revised to clarify Breakwave’s role with respect to the Marine Money Decarbonization Index and the Fund.
Comment 6.     With regard to the tier weighting of the Index, the Prospectus states that the Core tier has a 80% weighting and the Tracking tier has a 20% weighting of the Index. However, the Index methodology states that the Core tier has a 75% weighting and the Tracking tier has a 25% weighting. Please reconcile the Prospectus disclosure and the Index methodology.
Response:     The Index methodology has been revised to state that the Core Tier has an 80% weighting.

Comment 7.     Please disclose whether the Fund’s index is an affiliated index.
Response:     The registration statement has been revised to state that the Index Provider is not affiliated with the Trust or the Fund’s adviser, distributor, or any of their respective affiliates.
Comment 8.     Please include an index provider risk or explain why the Trust does not believe this risk is necessary.
Response:     The Prospectus has been revised to add a “New Index Provider Risk” to the “Principal Risks” section.
Comment 9.     Please describe the composition of the Index Committee.
Response:     The registration statement has been revised accordingly.
Comment 10.     With regards to the following sentence: “Construction of the Index begins with the universe of global companies with a minimum market capitalization of $100 million.” According to the Index methodology available on internet, the core tier requires a $500 million minimum market capitalization. Please reconcile.
Response:     The registration statement has been revised to clarify that Core tier constituents must have a minimum market capitalization of $500 million and the Tracking tier constituents must have a minimum market capitalization of $100 million.
Comment 11.     With regards to the following sentence: “The Core tier is comprised of approximately 20 companies that are leaders in their respective business sectors.” If the Core tier may fluctuate, please revise to “currently comprised.”
Response:     The registration statement has been revised accordingly.
Comment 12.     Based on the Index methodology available on the internet, please disclose that the weight of each security will not exceed 10%. In addition, please disclose and explain what happens when a security exceeds 10% and how the allocation is distributed.
Response:     The registration statement has been revised accordingly.
Comment 13.     Please disclose the liquidity, securities type, and trading location requirements of the Index.
Response:     The registration statement has been revised accordingly.
Comment 14.     Please reconcile which entity “maintains” the Index.
Response:     The Trust confirms that the Index is calculated and maintained by Solactive AG.
Comment 15.     Based on the Index methodology available on the internet, the Index methodology discusses significant discretion by the Index Committee to use judgment to include, exclude, and adjust holdings despite meeting all necessary criteria. Please explain how this policy is sufficiently rules-based for a passive index fund with an apparently affiliated index.
Response:     While the Index is not affiliated, the Index methodology has been updated to more accurately describe its rules-based policies and methodology.
Comment 16.     Please disclose whether the Index is currently concentrated. If so, please disclose the specific industry or group of industries in which the Index is concentrated.
Response:     The “Industry Concentration Policy” section of the Prospectus has been revised to include the following statement:
As of August 30, 2021, the Index was concentrated in companies in the energy industry group and the industrials industry group.

Comment 17.     Under “Additional Information About the Funds - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 18.     Under “Additional Information About the Funds - Investment Objective”, please disclose whether the Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect the Fund’s performance.
Response:     The Trust responds that the Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.
Comment 19.     With regards to the following sentence: “There may also be instances in which the Adviser may choose to overweight securities in the Index, thus causing the Fund to purchase or sell securities not in the Index, but which the Adviser believes are appropriate to substitute for certain securities in the Index.” Please review this sentence for clarity.
Response:     We respectfully acknowledge the comment; however, we believe the sentence is appropriate. This language describes the use of sampling and is important in describing certain methods used by the Fund’s portfolio managers to construct a portfolio that tracks the Index. In addition, in some instances, such flexibility allows the Fund to comply with the tax diversification and other requirements of the Internal Revenue Code.
Comment 20.     Please clarify whether the Index and/or the Fund will invest in derivatives. If so, please disclose which types of derivatives.
Response:     The Trust confirms that the Fund has no intention of investing in derivatives.
Comment 21.     Tax Risk was included in Item 9 disclosure, but not in Item 4 disclosure. Please reconcile.
Response:     The registration statement has been revised to add “Tax Risk” to the Summary section.
Comment 22.     With respect to the “Litigation” disclosure, please update, if applicable.
Response:     The “Litigation” disclosure has been updated.

*	*	*
If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 550-7433 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

ETFMG Breakwave Sea Decarbonization Tech ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%
1 Based on estimated amounts for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$77	$240